                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             Penn Octane Corporation
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   707573-10-1
                                   -----------
                                 (CUSIP Number)

                              Richard E. Staedtler
                             Chief Financial Officer
                            Castle Energy Corporation
                     One Radnor Corporate Center, Suite 250
                                Radnor, PA 19087
                                  610-995-9400
                     ---------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    Copy to:

            Thomas G. Spencer, Esq., Duane, Morris & Heckscher, LLP,
              4200 One Liberty Place, Philadelphia, PA 19103-7396
--------------------------------------------------------------------------------

                                December 1, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 8 Pages

                                  SCHEDULE 13D

__________________________                              ________________________

CUSIP No. 707573-10-1                                    Page 2 of 8 Pages
__________________________                              ________________________

_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Castle Energy Corporation     76-0035225
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [X]
           (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
           WC, 00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   1,459,334
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   1,459,334
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,459,334
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.13%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
______________________________________________________________________________

                                  SCHEDULE 13D

__________________________                              ________________________

CUSIP No. 707573-10-1                                    Page 3 of 8 Pages
__________________________                              ________________________

_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CEC, Inc.  51-0363154
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [X]
           (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
           WC,00
______________________________________________________________________________

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   1,459,334
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   1,459,334
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,459,334
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.13%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
______________________________________________________________________________

CUSIP No.   707573-10-1                                        Page 4 of 8 Pages

                                  SCHEDULE 13D

Item 1. Security and Issuer.

        This 13D relates to the $.01 par value common stock (the "Common Stock") of Penn Octane Corporation ("POC"), a Delaware corporation. The address of POC's principal office is 900 Veterans Boulevard, Redwood City, California 94603.

Item 2. Identity and Background.

        The name of the persons filing this Schedule 13D are Castle Energy Corporation ("Castle") and its wholly owned subsidiary, CEC, Inc. ("CEC"; Castle and CEC are sometimes hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). Each Reporting Person is a Delaware corporation. Castle's principal office and business address is One Radnor Corporate Center, Suite 250, Radnor, PA 19087 and its principal business is oil and gas exploration and production. CEC's principal office and business address is 3 Beaver Valley Road, Wilmington, Delaware 19803 and its principal business is serving as a holding company.

        Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        On October 21, 1997, Castle acquired a warrant (the "1997 Warrant") to acquire 166,667 shares of POC Common Stock with an exercise price of $6.00 per share. The 1997 Warrant is exercisable through October 21, 2000 and was issued by POC as additional consideration for CEC's purchase of POC's 10% promissory note dated October 21, 1997 in the original principal amount of $1 million (the "Note") for an aggregate purchase price of $1 million, which was paid using CEC's cash.

        In a series of open market purchases in September 1998, CEC purchased an aggregate of 301,000 shares of POC Common Stock for an aggregate price of $382,396, which was also paid using CEC's cash.

CUSIP No. 707573-10-1                                          Page 5 of 8 Pages

        On December 1, 1998, CEC agreed to extend the original June 30, 1998 maturity of the Note until June 30, 1999, in consideration for which POC provided certain security for payment of the Note and issued to Castle a warrant (the "1998 Warrant") to acquire 225,000 shares of POC Common Stock at an exercise price of $1.75 per share, exercisable until November 30, 2001.

        On June 9, 1999, CEC purchased 200,000 shares of POC Common Stock in the open market for an aggregate price of $260,753, which was paid using CEC's cash.

        On July 26, 1999, CEC agreed with POC to convert $100,000 in original principal amount of the Note into an aggregate of 66,667 shares of POC Common Stock.

        On July 29, 1999, CEC agreed with POC to convert the remaining $900,000 in original principal amount of the Note into 90,000 shares of POC's Series B Convertible Redeemable Preferred Stock, par value $.01 per share (the "Preferred Stock"). The Preferred Stock is convertible into shares of POC Common Stock at any time at the holder's option at the initial rate of five shares of Common Stock for each share of Preferred Stock, an aggregate of 450,000 shares of POC Common Stock. The conversion ratio is subject to adjustment upon the occurrence of certain specified events. As further consideration for the conversion of the $900,000 principal balance of the Note, POC issued to CEC an additional 50,000 shares of POC Common Stock. If POC does not redeem the Preferred Stock in accordance with its terms by September 3, 1999, POC will be obligated to issue to CEC an additional 50,000 shares of POC Common Stock.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes only. Except as described in Item 3 and except that, subject to compliance with applicable securities laws, the Reporting Persons may dispose of some or all of such securities in open market transactions from time to time, the Reporting Persons currently do not have any plans and are currently not considering any proposals which relate to or which would result in:

        (a) the acquisition by any person of additional securities of POC, or the disposition of securities of POC;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving POC or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of POC or any of its subsidiaries;

CUSIP No. 707573-10-1                                          Page 6 of 8 Pages

        (d) any change in the present board of directors or management of POC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of POC;

        (f) any other material change in POC's business or corporate structure;

        (g) changes in POC's Certificate of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of POC by any person;

        (h) causing a class of securities of POC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of POC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Persons beneficially own an aggregate of 1,459,334 shares of POC Common Stock, or 12.13% of the outstanding shares of POC Common Stock, consisting of the following:

            (i) 617,667 shares owned directly by the Reporting Persons;

            (ii) 391,667 shares that the Reporting Persons have the right to purchase pursuant to the 1997 Warrant and the 1998 Warrant; and

            (iii) 450,000 shares that the Reporting Persons have the right to acquire upon the conversion of the Preferred Stock.

        (b) The Reporting Persons currently share with each other the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares described in this Schedule 13D.

        (c) See Item 3 of this Schedule 13D.

CUSIP No. 707573-10-1                                          Page 7 of 8 Pages

        (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The 1997 Warrant gives Castle the right to purchase up to 166,667 shares of POC Common Stock at a price of $6.00 per share on or before October 21, 2000. The 1998 Warrant gives Castle the right to purchase up to 225,000 shares of POC Common Stock at a price of $1.75 per share on or before November 30, 2001. The 1997 Warrant and the 1998 Warrant (individually a "Warrant" and collectively the "Warrants") are each exercisable in whole or in part. The number of shares for which each Warrant is exercisable is subject to adjustment upon the occurrence of certain specified events. If the average trading price for POC's Common Stock on the Nasdaq SmallCap Market (or such other exchange on which the Common Stock is then quoted) exceeds $10.00 per share for a period of twenty consecutive trading days, POC has the right on 30 days prior written notice (during which time the Warrant may be exercised) to purchase all or any portion of a Warrant for a price of $.10 per share that is subject to the Warrant.

Item 7. Material to be Filed as Exhibits.

      Exhibit No.      Description
      -----------      -----------
           1           Common Stock Purchase Warrant dated October 21, 1997 from
                       POC to Castle Energy Corporation.

           2 Common Stock Purchase Warrant dated December 1, 1998 from POC to Castle Energy Corporation.

CUSIP No. 707573-10-1                                          Page 8 of 8 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     August 9, 1999


                                     Castle Energy Corporation


                                       By: /s/ Joseph L. Castle, II
                                           -------------------------------------
                                              Joseph L. Castle, II, Chairman
                                                and Chief Executive Officer


                                     CEC, Inc.


                                       By: /s/ Joseph L. Castle, II
                                           -------------------------------------
                                              Joseph L. Castle, II, Chairman
                                                and Chief Executive Officer

                                  EXHIBIT INDEX


   Exhibit No.         Description
   -----------         -----------

       1 Common Stock Purchase Warrant dated October 21, 1997 from POC to Castle Energy Corporation.

       2 Common Stock Purchase Warrant dated December 1, 1998 from POC to Castle Energy Corporation.